

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2019

Pablo Manuel Vera Pinto
Chief Financial Officer
Vista Oil & Gas, S.A.B. de C.V.
Calle Volcán 150, Floor 5
Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo
Mexico City, 11000
Mexico

> **Re:** **Vista Oil & Gas, S.A.B. de C.V.**
> **Amendment No. 1 to Form DRS F-1**
> **Exhibit No. 10.9**
> **Submitted April 18, 2019**
> **CIK No. 0001762506**

Dear Mr. Vera Pinto:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Emilio Minvielle
Cleary Gottlieb Steen & Hamilton LLP